JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

September 11, 2024

Mr. Raymond Be

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)
T-Rex 2X Long MSTR Daily Target ETF
T-Rex 2X Inverse MSTR Daily Target ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to certain additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on September 10, 2024. These additional comments relate to the Registrant’s comment response letter submitted to the SEC as correspondence via EDGAR on September 3, 2024 (the “Prior Response”). The Staff’s comments relate to Post-Effective Amendment (“PEA”) No. 146 to the registration statement of the Trust, which was filed on June 27, 2024, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register shares of two new series of the Trust (as identified above) (each a “Fund”, and together the “Funds”).

For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA. It is intended that any revisions to the disclosures contained in the Funds’ prospectus that are made in response to the comments contained herein will be reflected in another post-effective amendment to the Trust’s registration statement that is filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) filing”).

Preliminary or General Comments

•	Please file this comment response letter as correspondence on EDGAR.

•	Please be prepared to file BXT delaying amendments to resolve any comments from the SEC staff.

•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement for the Fund.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

1.	Comment: With respect to the Registrant’s response to comment 7 of the Prior Response, the staff requests that Registrant represent that MSTR appears to have filed all periodic reports with the SEC, appears to have been subject to reporting requirements for one-year and has disclosed public float in its most recent Form 10-K filing consistent with Form S-3 requirements.

Response: The Adviser has advised the Registrant that, based on a review of MSTRs public filings and to the best of its observation, the underlying issuer appears to have filed all periodic reports with the SEC, has been subject to reporting requirements for one-year and has disclosed public float in its most recent Form 10K filing consistent with Form S-3 requirements.

2.	Comment: With respect to the Registrant’s response to comment 9 of the Prior Response, it is the Staff’s position that certain missing information should be included for the Staff’s review in a Rule 485(a) filing. Please attempt to include all material information in future Rule 485(a) filings.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to include all material information in future Rule 485(a) filings.

3.	Comment: With respect to the Registrant’s response to comment 15 of the Prior Response, the Staff notes the Registrant’s response. The Staff observes that such a limitation in the swap agreement may prevent a Fund from achieving its investment objective. Disclose prominently in the Fund’s prospectus such limitation in the swap agreement and the Fund’s ability to meet its 2X objective in such circumstance.

Given such a limitation, please explain why the Fund’s name is not materially misleading when it appears that the Fund will not meet its 2X objective in circumstances when investors might expect the most gains or losses.

Response: The following disclosure has been included in the summary section of the prospectus in boldface type:

The Fund may enter into swap agreements with a limited number of counterparties. If the underlying security has a dramatic move in price that causes a material decline in the Fund’s NAV over certain stated periods agreed to by the Fund and the counterparty, the terms of a swap agreement between a Fund and its counterparty may permit the counterparty to immediately close out all swap transactions with the Fund. There is a risk that no suitable counterparties will be willing to enter into, or continue to enter into, transactions with the Fund and, as a result, the Fund may not be able to achieve its leveraged investment objective or may decide to change its leveraged investment objective.

The Registrant and the Adviser believe it is important to note that the provision referenced in this disclosure provides the counterparty with the right to terminate the entire ISDA Agreement (and to close out all transactions). It is not certain whether a counterparty would exercise its rights to do so because it essentially results in a termination of the entire relationship with the Funds. The counterparty will be fully collateralized for any mark-to-market losses of the Funds, which mitigates the counterparty risk exposure that counterparty has to the Funds. In addition, there may be less draconian actions that the counterparty could take, such as seeking the early settlement of one or more swap transactions to reduce its exposure to the counterparty. The Registrant believes that it is unlikely that this provision will result in the termination of the ISDA Agreement with any counterparty, but a risk disclosure is included because this risk exists.

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The Adviser has informed the Registrant that to maintain each Fund’s 2X exposure in circumstances when one or more counterparties has closed to swap transactions, it will seek to engage additional swap counterparties as necessary to maintain its 2X exposure in accordance with the Fund’s name. If the Fund is unable to maintain a Fund’s 2X exposure through engaging additional swap counterparties, the Adviser will consult with the Registrant’s Board of Trustees and counsel and may revise the Fund’s name, its investment objective and/or principal investment strategy accordingly.

The Registrant does not believe that the Funds’ names are materially misleading. As noted above, the Registrant does not believe that the provisions of the ISDA Agreement discussed above will materially impact the ability to enter into swaps transactions necessary to achieve the investment objective. Also, as noted in the Prospectus, there is no guarantee that the Funds will achieve their respective investment objectives. Moreover, the investment objective of any fund is an aspiration, not a guarantee. Failing to achieve its investment objective does not necessarily imply that a fund’s name is misleading. For example, a fund with the word “growth” in its name that has an investment objective of seeking long-term growth of capital, capital appreciation or something similar does not have a misleading name simply because for some discreet period of time it does not achieve its investment objective (e.g., there is a period of time where growth may be out of favor and the fund has negative performance which impacts capital).

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively

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